EXHIBIT 4

24 December 2022

IronNet, Inc.

7900 Tyson One Place, Suite 400

McLean, VA 22102

Attn: Board of Directors

Re: Non-Binding “Take-Private” Proposal

To Board of Directors (the “Board”):

On behalf of C5 Capital Ltd and certain of its affiliates (the “Buyer Group”), I am writing to acknowledge receipt of your letter, dated as of December 24, 2022 (the “Response Letter”), in response to our initial non-binding expression of interest letter, dated as of December 22, 2022 (the “Initial EOI”). Based on the circumstances and reasons articulated in the Response Letter, we are willing to proceed and commence negotiation of a proposed acquisition of all of the outstanding shares of common stock (the “Common Shares”) of IronNet, Inc. (the “Company”) not presently owned by the Buyer Group at a price equal to $0.30 per share (the “Proposed Transaction”).

As set forth in the Initial EOI, we expect that certain existing stockholders of the Company will have an opportunity to rollover their Common Shares with the Buyer Group in connection with the Proposed Transaction. We remain confident that we will require a very limited due diligence period and can fully finance the Proposed Transaction with the Buyer Group’s available cash on hand, such that there will be no financing condition. Further, in light of the Company’s liquidity needs and in order to enable the Company to complete the Proposed Transaction, we are prepared to extend the Company financing (the “Bridge Financing”) on terms no less favorable than those set forth in the secured promissory notes issued by the Company on or around December 14, 2022 in the aggregate principal amount of approximately $6.9 million. We note that the proposed Bridge Financing would include (i) an initial payment of $2 million by December 28, 2022, (ii) a second payment of $3.5 million on January 9, 2023 and (iii) a mutually agreed amount to be placed in escrow upon entering into definitive agreements with respect to the Proposed Transaction.

This proposal constitutes an expression of interest only, and we reserve the right to withdraw or modify it in any manner. This letter does not include or constitute a binding offer to acquire the Company or any securities or assets of the Company, or a proposal of definitive terms for any transaction. Please be advised that the applicable Buyer Group members

C5 Capital USA LLC |1701 Pennsylvania Ave, NW, Suite 460, Washington, D.C., 20006, United States Page 1 of 2

intend to promptly file Schedule 13D amendments, including a copy of this letter, with the Securities and Exchange Commission.

If this proposal is acceptable to the Board, we propose entering into a period of exclusivity to complete our due diligence and, in parallel, negotiate the definitive agreements along with the necessary financing arrangements.

Sincerely,

By:	/s/ Andre Pienaar
Name:	Andre Pienaar
Title:	Chief Executive Officer
C5 Capital USA LLC

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